
September 17, 2014

Via Facsimile
Nate Steck
Principal Executive Officer
Nate's Foods Co.
15061 Springdale, Suite 113
Huntington Beach, California 92649

> **Re: Nate's Foods Co.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 3, 2014**
> **File No. 0-52831**

Dear Mr. Steck:

We have reviewed your amended filing and letter dated September 2, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the following inconsistencies:

- You disclose at page 23 that your common stock "is currently trading on the "Related Party Transaction markets under the ticker symbol CRRA," yet we are unaware of any such marketplace;
- You disclose at page 2 that you have a licensing agreement to market and sell the product "Nate's Pancakes," but you disclose that the product "is currently sold under the name "Nate's Homemade;"
- You disclose at page 18 that your Series A Preferred Stock has voting rights equal to 1,000 votes per share, but your Exhibit 3.3 reflects that it is 100 votes per share; and
- You disclose that you have selected May 31 as your fiscal year. However, Section 13 of your By-Laws states that your fiscal year shall end on the May 30 of each year.

<u>Business, page 2</u>

2.   We reissue prior comment 5 in part. Please revise your disclosure to provide a detailed description of your business and your principal product. For example, please clearly describe the product "Nate's Pancakes" or "Nate's Homemade," which from your Intellectual Property License Agreement appears to be a "pre-made pancake mix." If you intend to provide any services as part of your business, please discuss these.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief